                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                            Gulf Island Fabrication
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   402307102
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 5 pages

CUSIP No. 402307102                       13G                  Page 2 of 5 Pages
--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              St. Denis J. Villere & Company, L.L.C.
              I.R.S. Identification No. 72-0343760
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                   (a) /  /          (b) /X/
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

              Louisiana
--------------------------------------------------------------------------------
          NUMBER OF            5     SOLE VOTING POWER

           SHARES                         39,400
                               -------------------------------------------------
        BENEFICIALLY           6     SHARED VOTING POWER

           OWNED BY                       699,137
                               -------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                       39,400

           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                          699,137
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              738,537 Shares
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

              N/A
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              6.26%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

              IA
--------------------------------------------------------------------------------


                     *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 2 of 5 pages

                                  SCHEDULE 13G

ITEM 1.

         This Schedule 13G relates to shares of the common stock (the "Shares") of Gulf Island Fabrication, a Louisiana corporation (the "Issuer"), whose principal executive offices are located at 583 Thompson Road, Houma, Louisiana 70363.

ITEM 2.

         (a)-(c)   The person filing this Schedule 13G is St. Denis J. Villere
& Company, L.L.C., a Louisiana limited liability company ("Villere"), with its principal business office located at 210 Baronne Street, Suite 808, New Orleans, Louisiana 70112-1727.

         (d)       Title of Class of Securities:  Common

         (e)       CUSIP Number:  402307102

ITEM 3.

         Villere is filing this Schedule 13G as an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

ITEM 4.  Ownership.

         (a)-(c) As of December 31, 2003, Villere was deemed to have or share voting or dispositive power over, and therefore to own beneficially, the number and percentage of Shares of the Issuer indicated below:

Number         Percentage of            Sole                Shared              Sole                Shared
of             Outstanding              Voting              Voting              Dispositive         Dispositive
Shares         Shares                   Power               Power               Power               Power
---------      -------------            ------              ---------           -----------         -----------
738,537        6.26%                    39,400              699,137             39,400              699,137




                               Page 3 of 5 pages
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ITEM 5.  Ownership of Five Percent or Less of a Class.

                 Not Applicable

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

                 Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                 Not Applicable

ITEM 8.  Identification and Classification of Members of the Group.

                 Not Applicable

ITEM 9.  Notice of Dissolution of Group.

                 Not Applicable

ITEM 10.         Certification.

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                               Page 4 of 5 pages
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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2004

                                          ST. DENIS J. VILLERE & COMPANY, L.L.C.



                                          By:     /s/ GEORGE G. VILLERE
                                                  ----------------------------
                                                  George G. Villere
                                                  Member






                               Page 5 of 5 pages